Richardson & Patel LLP
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Tel: (310) 208-1182
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March 22, 2010

FILED AS EDGAR CORRESPONDENCE

Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C. 20549-6010
Attn: Nandini Acharya, Division of Corporation Finance

Re:	China Jo-Jo Drugstores, Inc.
Registration Statement on Form S-1/A
Filed January 27, 2010
File No. 333-163879

Dear Ms. Acharya:

On behalf of China Jo-Jo Drugstores, Inc.  (the “Company” or “China Jo-Jo”), set forth below are the Company’s responses to the comments received from the staff (“Staff”) of the Securities and Exchange Commission in the letter dated February 12, 2010.  We have reproduced the Staff’s comments in bold type for your convenience and have followed the comment with the Company’s response.  References in this letter to “we”, “our”, or “us” mean the Company or its advisors, as the context may require.

We also enclose a marked draft of the proposed Amendment No. 2 (“Amendment No. 2”) to the Company’s Registration Statement on Form S-1 (the “Registration Statement”), containing revisions that have been made in response to the Staff’s comments.

FORM S-1

Prospectus Summary, page 1

Industry Background, page 1

1.	Please change the reference to “Monitor International" to "Business Monitor International."

Response: The Company has revised accordingly.

Risks Affecting Our Business, page 2

2.
We note your revised disclosure indicating that you have summarized "some" of the risks discussed in the Risk Factors section. The Prospectus Summary should include a summary of the most significant or material risks you face. For instance, you have not described the risks to your business and operations of not being able to raise adequate capital. Please revise this section to state that you have summarized the material risks and please include an expanded summary of such risks.

Response: The Company has revised its disclosures accordingly.

Risk Factors, page 6

Risks Related to Our Corporate Structure, page 14

“In order to comply with Chinese regulations limiting foreign ownership ...” page 14

3.
Refer to our prior comment 15. In addition to the identification of Allbright Law Offices as your PRC counsel in the second sentence of this risk factor, please also reference Allbright Law Offices by name and obtain such counsel's consent to the references to it in the following places:

•	Restrictions on foreign ownership of medical practice in China do not apply to the company or its management structure. (page 14).

•
You have been advised by PRC counsel that the company's structure for operating its business in China complies with all applicable PRC laws, rules and regulations and does not violate, breach, contravene or otherwise conflict with any applicable PRC laws, rules or regulations (page 15).

Please note that, in the consent provided by Allbright Law Offices (Exhibit 23.2), the firm should consent to the use of its name in each instance where it appears in the prospectus and identify each of these instances rather than consenting to references to it in the prospectus as PRC counsel.

Response: The Company has revised its disclosures accordingly, and has obtained from Allbright Law Offices a revised consent which is filed with Amendment No. 2 as Exhibit 23.3.

Risks Related to an Investment in Our Securities, page 19

“Volatility in Our Common Share Price ...” page 22

4.
To illustrate the fluctuations of your share price, please provide a range of your share price during the past year. Please note that it is not necessary to provide a market price table as the disclosure of the high and low price during this time period is sufficient.

Response: The Company has revised its disclosures accordingly.

Capitalization. page 27

5.	We have read your response to prior comment 19 but we were unable to locate the explanatory sentence as to what the pro forma column represents. Therefore, we reissue the comment.

Response: The Company has added language to further define what the pro-forma and pro-forma as adjusted columns represent, as well as to populate the tables with numbers reflecting the proposed offering. Specifically:

The “pro forma” column represents the capitalization the Company will receive as a result of this offering assuming that the public offering price is $6.00 per share and assuming that the total number of shares sold is 4,167,667 shares (collectively “Pro-Forma Capitalization”) while the “pro forma as adjusted” column combines the Pro-Forma Capitalization with our capitalization as of December 31, 2009.

Business. page 31

Competitive Strengths, page 41

6.	Please state whether any other retail drug stores offer onsite outpatient medical clinics, similar to the ones at your Dagun and Wenhua stores.

Response: The Company is not aware of any other retail drugstores with similar facilities, and has revised its disclosures accordingly

Changes in and Disagreements with Accountants on Accounting and Financial Disclosures, page 69

7.	Consistent with your disclosure in the Item 4.01 Form 8-K filed on January 7, 2010 please clarify why Frazer Frost, LLP is the successor entity of Moore Stephens Wurth Frazer and Torbet, LLP.

Response: The Company has revised its disclosures to add the following explanatory paragraph:

We were notified that, effective January 1, 2010, certain partners of MSWFT and Frost, PLLC (“Frost”) formed Frazer Frost, LLP (“Frazer Frost”), a new partnership. Pursuant to the terms of a combination agreement by and among MSWFT, Frazer Frost and Frost (the “Combination Agreement”), each of MSWFT and Frost contributed substantially all of their assets and certain of their liabilities to Frazer Frost, resulting in Frazer Frost assuming MSWFT’s engagement letter with the Company and becoming the Company’s new independent accounting firm.  Frazer Frost is registered with the Public Company Accounting and Oversight Board (PCAOB).

China Jo-Jo Drugstores Consolidated Financial Statements for the Interim Period Ending September 30, 2009

Note 1- Description of Business and Organization, page F-5

8.
Please refer to your revised disclosure in response to prior comment 34. Based on your disclosure it appears that the historical equity of Renovation HK did not change. Expand your disclosure to clarify, if true, that the equity of the legal entity is the historical equity of the accounting acquirer, prior to the transaction, retroactively restated to reflect the number of shares the accounting acquirer received in the transaction. If the historical equity of Renovation HK did not change please tell us your basis under GAAP for this accounting.

Response: The Company has included the following disclosures in note 1 of its financial statements for the interim period ended 12/31/2009 that are included in Amendment No. 2:

This transaction has been accounted as a reverse acquisition and recapitalization of the Company whereby Renovation HK is deemed to be the accounting acquirer (legal acquiree) and the Company the accounting acquiree (legal acquirer). The historical financial statements for periods prior to September 17, 2009 are those of Renovation HK except that the equity section and earnings per share have been retroactively restated to reflect the reverse acquisition.

Renovations Investment (Hong Kong) Co., Ltd. Consolidated Financial Statements for the Year Ended March 31, 2009
General

9.
We acknowledge your response to prior comment 36. However, the consolidated balance sheets and statements of stockholders' equity of Renovation HK do not disclose any capital stock information, i.e. shares issued or outstanding. Therefore we reissue the comment. Also, tell us the number of shares issued and outstanding for Renovation HK at each balance sheet date prior to the share exchange and tell us the ratio used to exchange shares with Kerrisdale Mining Corporation.

Response: The year-end financial statements presently in the Registration Statement are those of Renovation HK and do not reflect the equity presented as in our 10-Q filings as of 9/30/2009 and 12/31/2009. The Company will present the 3/31/09 audited financials to reflect the current capital structure to reflect China Jo-Jo (e.g. 15,800,000 shares issued similar to the 9/30/2009 and 12/31/2009 balance sheet, income statement and statement of shareholder’s equity presentations).

Renovation HK had 10,000 shares issued and outstanding prior to the share exchange. The ratio used to exchange with Kerrisdale was 1 share of Renovation HK for 1,580 shares of Kerrisdale.

Notes to Consolidated Financial Statements

Note l - Description of Business and Organization, page F-22

10. Refer to your response to prior comment 37. It is not clear from your responses and revised disclosure how these three individuals collectively have control of HJ Group in accordance with EITF 02-5. Based on your disclosure it appears that no individual, enterprise, or immediate family members hold more than 50 percent of the voting ownership interest of each entity. Please explain to us how common control exists between or among these separate entities by addressing the situations in paragraph 3 of EITF 02-5.

Response: The Company is providing the Staff with the following informational analysis with respect to establishing common control under EITF 02-5, which analysis will not be incorporated into Amendment No. 2.

We determined that common control exists among the 3 HJ Group companies based upon the guidance in paragraph 3, c of EITF 02-5 which indicates that common control would exist if, “a group of shareholders holds more than 50 percent of the voting ownership interest of each entity, and contemporaneous written evidence of an agreement to vote a majority of the entities’ shares in concert exists.”

To further describe how the three individuals, namely Lei Liu, Chong’an Jin and Li Qi, collectively have control of HJ Group, the following summarizes of the structure of HJ Group as of the date of initial measurement:

Note 1: Super Marvel Limited is owned by Lei Liu (39%), Chong’an Jin (31%) and Li Qi (30%), who cause the shares of CJJD held by Super Marvel to be voted in concert pursuant to an arrangement amongst them.

Note 2: Hangzhou Jiuzhou Pharmacy is owned by Lei Liu (55%), Chong’an Jin (23%) and Li Qi (22%).

Note 3: Jiuzhou Clinic is owned by Lei Liu (39%), Chong’an Jin (31%) and Li Qi (30%).

Note 4: Jiuzhou Service is owned by Lei Liu (39%), Chong’an Jin (31%) and Li Qi (30%).

HJ Group is comprised of Jiuzhou Pharmacy, Jiuzhou Clinic and Jiuzhou Service. We believe that HJ Group is constructively held under common control through Lei Liu, Li Qi, and Chong’an Jin (the “HJ Group Principals”) who collectively hold more than 50% of the voting ownership interest of each entity and through Jiuxin Management as of the time the contractual agreements were entered into establishing Jiuxin Management as the primary beneficiary of HJ Group.

The HJ Group Principals collectively hold, through Super Marvel Limited, 60.3% of the Company (the underlying votes to which they cause to be voted in concert pursuant to an arrangement amongst them), and through the Company 60.3% interests in Renovation and Jiuxin Management, via the Company’s 100% ownership of Renovation and Renovation’s 100% ownership of Jiuxin Management. The HJ Group Principals collectively hold 100% of each constituent entity in HJ Group as of the time the contractual agreements were entered into establishing Jiuxin Management as the primary beneficiary of the HJ Group. Pursuant to such contractual arrangements, Jiuxin Management has control of HJ Group and the rights attached to each HJ Group Principal’s ownership interest in HJ Group.

As a result of foregoing, we believe that common control exists amongst the HJ Group in accordance with the EITF 02-5. Therefore, we believe that it is correct to consolidate HJ Group at its historical cost and that the use of the reverse acquisition accounting model is appropriate.

Note 2-Summary of Significant Accounting Policies

Consolidation of variable interest entities, page F-23

11.
Refer to your response to prior comment 38. It appears that you did not expand your disclosure to clarify how the Contractual Arrangements obligates the Company to absorb all of the risk of loss from HJ Group's activities and enables the Company to receive all of HJ Group's expected residual returns and your response did not provide us with your accounting analysis supporting this conclusion by addressing the conditions in FASB ASC 810-10-15-14. Therefore we reissue the comment.

Response: The Company is providing the Staff with the following informational analysis with respect to meeting the conditions of FASB ASC 810-10-15-14 (former FIN 46R (5) (b)), which analysis will not be incorporated into Amendment No. 2.

The numbers below (99.5 through 99.19) are in reference to the exhibits filed with the Company’s 8-K filed on September 24, 2009, as further amended by the documents filed as exhibits to the Company’s 8-K filed on October 30, 2009.

Legend (with respect to the informational response):

JM = Zhejiang Jiuxin Investment Management Co., Ltd.
JP = Hangzhou Jiuzhou Grand Pharmacy Chain Co., Ltd.
JS = Hangzhou Jiuzhou Medical & Public Service Co., Ltd.
JC = Hangzhou Jiuzhou Clinic of Integrated Traditional and Western Medicine (general ownership)
HJ Group = JP, JS, and JC collectively
JPO = owners of JP
JSO = owners of JS
JCO = owners of JC

(1)
The Company (through JM) has the ability through the contractual arrangements to make decisions about HJ Group’s activities that have significant influence on the success of each HJ Group company. Through these contractual arrangements, the Company has the ability to substantially influence the daily operations and financial affairs of each HJ Group company, since the Company is able to appoint the senior executives and approve all matters requiring stockholder approval for each HJ Group company.

This ability is achieved in part through the three separate consulting agreements between JM and each of JP (99.5), JC (99.10) and JS (99.15) which call for JD, JC and JS to each exclusively grant the rights with regards to management of general business operations, human resources, business development and other similar functions to JM.

Furthermore, through the three separate operating agreements between JM and each of JP and JPO (99.6), JC and JCO (99.11), and JS and JSO (99.16), JM has the right to recommend director candidates and appoint the senior executives of each of JP, JC and JS, approve any transactions that may materially affect their assets, liabilities, rights or operations, and guarantee the contractual performance by their agreements with third parties, in exchange for a pledge of each of JP, PC and JS’s accounts receivables and assets.

Additionally, through the three separate proxy rights voting agreements between JM and each of JPO (99.9), JCO (99.14) and JSO (99.19), all of the voting rights with respect to JP, JC and JS held by JPO, JCO and JSO have been pledged to JM to further effectuate the consulting services agreement and operating agreement.

(2)
The Company (through JM) is obligated to absorb the expected losses of JP, JC, and JS. The Company is not protected from the expected losses and is not guaranteed a return by JP, JC and/or JS, or by other parties involved with JP, JC and/or JS.

Under the three separate operating agreements between JM and each of JP and JPO (99.6), JC and JCO (99.11), and JS and JSO (99.16), JM agrees to be guarantor for each of JP, JC and JS in connection with any contract entered into by any of them with third parties, as well as to guarantee their respective performances under such contracts, thereby making JM responsible for any losses from these entities.

(3)	The Company (through JM) has the right to receive the expected residual gains of JP, JS and JC. There is no cap through these contractual relationships between JM and each respective entity.

Through the three separate consulting agreements between JM and each of JP (99.5), JC (99.10) and JS (99.15), JP, JC and JS are obligated to pay a consulting fee to JM equal to each of their net profits each quarter.

Additionally, through the three separate equity pledge agreements between JM and each of JPO (99.7), JCO (99.12) and JSO (99.17), the equity interests of JP, JC and JS are pledged to JM, thereby giving JM all rights attached to such equity interests, including the rights to receive dividends declared or paid in connection thereby.

Furthermore, through the three separate option agreements between JM and each of JPO (99.8), JCO (99.13) and JSO (99.18), JM has the exclusive right and option to acquire all of their equity interests in JP, JC and JS. The option agreement is further support that JM has no cap as to receiving the expected residual gains from each of JP, JC and JS, as JM can purchase each such entity, to the extent under PRC law. This option right can only be assigned by JM.

The Company will expand its disclosures to reflect how the contractual arrangements obligate the Company to absorb all of the risk of loss and receive HJ Group’s expected residual returns and the basis for concluding that the three HJ Group companies are variable interest entities, as follows:

The Company has concluded that Jiuzhou Pharmacy, Jiuzhou Clinic and Jiuzhou Service are each a VIE and that the Company’s wholly owned subsidiary, Jiuxin Management, absorb a majority of the risk of loss from the activities of these three companies, and enable the Company, through Jiuxin Management, to receive a majority of their respective expected residual returns. Such conclusion is based on the terms of the Contractual Arrangements as follows:

(1)
Under the Consulting Services Agreement, Jiuxin Management will provide exclusive consulting and services to HJ Group for quarterly fee in the amount of each HJ Group company’s quarterly net income after tax. The Company has the right to receive the expected residual gains of each HJ Group company, and there is no cap on such expected residual gains. The Company is also obligated to absorb the risk of loss from the activities of each HJ Group company. The Company is not protected from such risk of loss and is not guaranteed a return by HJ Group or by other parties involved with HJ Group.

(2)
Under the Equity Pledge Agreement, the Owners have pledged their rights, title and equity interest in HJ Group as security for Jiuxin Management to collect its fees from each HJ Group company under the Consulting Services Agreement.

(3)
Under the Operating Agreement, Jiuxin Management has exclusive authority of all decision-making relating to HJ Group’s ongoing major operations, including establishing compensation levels and hiring and firing key personnel. In order to ensure HJ Group’s normal operation, Jiuxin Management agrees to act as the guarantor for HJ Group in any contract, agreement or transaction with third parties relating to HJ Group’s operations, and to guarantee HJ Group’s performance of such contract, agreement or transaction. As a counter guarantee, each HJ Group company agrees to pledge all of its assets including receivables to Jiuxin Management which have not been pledged to any third parties at the execution date of this agreement.

(4)	Under the Proxy Agreement, the Owners have authorized any designee of Jiuxin Management to exercise all of their respective voting rights as owners of HJ Group.

(5)	Under the Option Agreement, the Owners have granted Jiuxin Management the exclusive right and option to acquire all of their equity interests in HJ Group.

Accordingly, the Company accounts for each of these three companies as a VIE.

12.	We are considering your responses to prior comments 39 and 40. After reviewing your response to the above comment on common control we may require additional information.

Response: Noted.

*     *     *     *     *

We hope that the information contained in this letter satisfactorily addresses the comments by the Staff.  Please do not hesitate to contact the undersigned by telephone at (310) 208-1182, or by facsimile at (310) 208-1154.

Very truly yours,

RICHARDSON & PATEL, LLP

/s/ Francis Chen
Francis Chen, Esq.